Filed Pursuant to Rule 433
Registration Statement No. 333-153910
Issuer Free Writing Prospectus
Dated October 5, 2009
Relating to Prospectus
Dated December 19, 2008

93 West Main Street, Clinton, CT 06413

Your water company is owned by people like you

Did you know that people like you provide the company with capital necessary to make investments in our water systems by investing in Connecticut Water?  Since we are an investor owned company and do not receive funds from local taxes or assessment fees, we rely on these “owners” of the company, many of whom are our customers and employees, to ensure reliable service, quality water and excellence in customer service.

Residential customers can invest in Connecticut Water directly through the company’s Dividend Reinvestment and Common Stock Purchase Plan.  For more information or a prospectus call 1-800-286-5700 or visit the Investor Information section of our Web site, www.ctwater.com.

Connecticut Water Service, Inc. (the “Issuer”) has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling Registrar and Transfer Company toll free at 1-800-368-5948 or online at www.rtco.com.  You may also obtain copies of the Prospectus and the Issuer’s SEC filings by contacting the Issuer directly, attention: Dan Meaney, Corporate Secretary, at 1-800-428-3985, extension 3016, or dmeaney@ctwater.com.

Issuer Web Page: http://www.ctwater.com/dividendreinvestment.htm

Dividend Reinvestment and Common Stock Purchase Plan

Highlights

Full Plan Prospectus and Enrollment Form

The Dividend Reinvestment and Common Stock Purchase Plan (the “Plan”) of Connecticut Water Service, Inc. (the “Company”) provides the Company's shareholders, and customers and employees of the Company's regulated water utility subsidiary, The Connecticut Water Company, who reside in Connecticut, with automatic dividend reinvestment of all or a percentage of dividends on our Common Stock in additional shares of Common Stock and investment of optional cash payments of an aggregate from $25 to $1,000 per month in Common Stock of the Company. Participants pay NO brokerage commission or service charge upon the purchase of shares.

Shares of Common Stock may be purchased by the Agent for the Plan in the open market, in privately negotiated transactions or from the Company.

Administration

Registrar and Transfer Company has been designated by the Company as the agent to administer the Plan for Participants, to purchase and hold shares of Common Stock acquired through the Plan, to maintain records, to send statements of accounts to participants, and to perform other duties relating to the Plan.

Eligibility

Shareholders: All holders of record of shares of Common Stock are entitled to participate in the Plan. In order to be eligible to participate, beneficial owners of Common Stock whose shares are registered in names other than their own (e.g., broker or bank nominees) must be share holders of record by having their shares transferred into their names.

Customers: All residential utility customers of the Company's regulated Water Company subsidiary, The Connecticut Water Company, are eligible to participate in the Plan, as well as all members of households served by The Connecticut Water Company. Water consumers in the franchise territory served by The Company who are not customers, such as renters and condominium owners, may participate in the Plan, except that groups of individuals such as tenant associations are not eligible to participate. All customer Participants must reside in either Connecticut or Massachusetts.

Employees: All full-time employees of The Connecticut Water Company are eligible to participate in the Plan.

Dividend Reinvestment

Participants may choose to reinvest all or a portion of the dividend paid on Common Stock. Reinvested dividends will be used to buy additional shares of Connecticut Water Service, Inc. Common Stock.

Direct Deposit of Dividend

Participants can authorize the Registrar and Transfer Company to deposit cash dividends directly into their bank account.

Sale of Shares

The sale of shares through the Plan is subject to a $15 service fee and any applicable transfer taxes. Plan participants are responsible for all fees and taxes.

Safekeeping of Certificates

Participants may deposit stock certificates with the Registrar and Transfer Company for safekeeping

Account Statements

You will receive a statement following each transaction providing the details of the transaction and the share balance in your account.

FAQ

1.	What is Connecticut Water’s ticker symbol and on what exchange does it trade?

2.	Who is the Company’s transfer agent?

3.	How do I get information about the following:

a.	Replacing lost stock certificates

b.	Transferring shares

c.	Transferring shares from a deceased individual

d.	Transferring shares from a deceased joint tenant to the surviving tenant

e.	Changing my address

f.	Selling Dividend Reinvestment shares

g.	Other registered shareholder questions

4.	How do I contact Shareholder Relations at Connecticut Water?

1. What is your ticker symbol and on what exchange do you trade?

The Company’s stock trades on the Nasdaq Global Select stock market under the ticker symbol "CTWS".

2. Who is the Company’s transfer agent?

The Registrar and Transfer Company is the transfer agent for Connecticut Water’s Common Stock (and Preferred A and Preferred $.90 stock). Shareholders with questions regarding stock transfers, dividends, lost stock certificates, share balances, change of address and lost dividend checks may direct those questions to:

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

www.rtco.com

1-800 368-5948 (toll free)

3. How do I get information about the following:

a.	Replacing lost stock certificates

b.	Transferring shares

c.	Transferring shares from a deceased individual

d.	Transferring shares from a deceased joint tenant to the surviving tenant

e.	Changing my address

f.	Selling Dividend Reinvestment shares

g.	Other registered shareholder questions

The Registrar and Transfer Company has a helpful frequently asked questions section for registered shareholders at http://www.rtco.com/faq.asp

4. How do I contact Shareholder Relations at Connecticut Water?

Call Dan Meaney at 1-800-428-3985, extension 3016